21001959

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48501

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TECKMEYER FINANCIAL SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11104 JOHN GALT BOULEVARD
(No. and Street)

OMAHA	NE	68137
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS TECKMEYER — 402-331-8600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HENJES, CONNER & WILLIAMS P.C.
(Name – *if individual, state last, first, middle name*)

P.O. BOX 1937	DAKOTA DUNES	SD	57049
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, THOMAS TECKMEYER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TECKMEYER FINANCIAL SERVICES, LLC, as of DECEMBER 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

GENERAL NOTARY - State of Nebraska
SCOTT C. TAYLOR
My Comm. Exp. August 31, 2023

Thomas N. Teckmeyer
Signature

President
Title

Scott C. Taylor
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HENJES, CONNER &
WILLIAMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

PO BOX 1937
801 STEVENS PORT DR
DAKOTA DUNES, SD 57049

P: (605) 242-3900
(800) 274-3931
F: (605) 242-3901

To the Board of Managers
Teckmeyer Financial Services, LLC

In connection with our audit of the financial statements and supplemental information of TECKMEYER FINANCIAL SERVICES, LLC for the year ended December 31, 2020, and have issued our report thereon dated February 23, 2021. Professional standards require that we provide you with the following information related to our audit.

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. No new accounting policies were adopted and the application of existing accounting policies was not changed during 2020. We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by Teckmeyer Financial Services, LLC in its 2020 financial statements are described in Note 1 to the financial statements and relate to the policies the Company uses to determine when revenue is recognized.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material. The Company's critical accounting estimate affecting the financial statements was:

Management's estimate of commissions receivable is based on management's review of commissions earned and not received at year end. We evaluated the key factors and assumptions used to develop the commissions receivable amount in determining that it is reasonable in relation to the financial statements taken as a whole.

Significant Unusual Transactions

For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.

Related-Party Relationships and Transactions

As part of our audit, we evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. We noted no related parties or related-party relationships or transactions that were previously undisclosed to us; significant related-party transactions that have not been approved in accordance with the Company's policies or procedures or for which exceptions to the Company's policies or procedures were granted; or significant related-party transactions that appeared to lack a business purpose.

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you. We noted no bias in the selection and application of accounting principles or in the calculation of accounting estimates. The financial statements and disclosures are neutral, consistent, and clear.

Uncorrected and Corrected Misstatements

Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management. The attached schedule summarizes the uncorrected misstatements that we presented to management, other than those that are clearly trivial, that, in our judgment, may not have been detected except through our auditing procedures.

Management has determined that the effects of the uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. The uncorrected misstatements or the matters underlying them could potentially cause future period financial statements to be materially misstated, even though, in our judgment, such uncorrected misstatements are immaterial to the financial statements under audit.

Auditor's Report

In connection with our audit of the financial statements, we have provided you a draft of our auditor's report and have discussed with you the responsibilities of management, procedures performed, and the basis for our opinion.

Exceptions to Exemption Provisions

In connection with our review of the Company's Exemption Report, we did not identify any exceptions to the exemption provisions that would cause the Company's assertions not to be fairly stated, in all material respects.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no disagreements with management arose during the course of our audit.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents Computation of Aggregate Indebtedness and Net Capital and Reconciliation of Aggregate Indebtedness and Net Capital per Audit Report to Focus Report that accompanies the financial statements. We subjected that supplemental information to audit procedures in accordance with AS 2701, *Auditing Supplemental Information Accompanying Audited Financial Statements.* Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

This information is intended solely for the use of the Audit Committee, Board of Managers, and management of Teckmeyer Financial Services, LLC and is not intended to be, and should not be, used by anyone other than these specified parties.

Henjes, Conner & Williams, PC
Certified Public Accountants

Dakota Dunes, South Dakota
February 23, 2021

Teckmeyer Financial Services
Passed Adjusting Journal Entries
12/31/2020

#	ACCOUNT	DR	CR
(1)	Non RBC- Mutual Funds		1,650.87
	Commissions Receivable	1,650.87	
	To pass on adjustment to commissions receivable.		
(2)	Commissions Receivable	1,702.54	
	Life Insurance		1,702.54
	To pass on adjustment to commisions receivable.		
(3)	Commissions	4,336.28	
	Employee Receivable		4,336.28
	To pass on adjustment to employee receivable.		

TECKMEYER FINANCIAL SERVICES, L.L.C.

FINANCIAL STATEMENTS

DECEMBER 31, 2020

TECKMEYER FINANCIAL SERVICES, L.L.C.
TABLE OF CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1-2
FINANCIAL STATEMENTS	
Statement of Financial Condition	3
Statement of Income and Changes in Members' Equity	4 - 5
Statement of Cash Flows	6 - 7
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	8
NOTES TO FINANCIAL STATEMENTS	9 - 12
SUPPLEMENTARY SCHEDULES	
Schedule I - Computation of Aggregate Indebtedness and Net Capital in Accordance with Rule 15c3-1 Under the Securities Exchange Act of 1934	13
Schedule II - Reconciliation of Net Capital and Aggregate Indebtedness per Audit Report to Client's Focus Report	14
Schedule III - Computation of the Reserve Requirements	15
Statement on Exemption Under Sec Rule 15c3-3:	
Schedule IV - Information Relating to the Possession or Control Requirements	16
EXEMPTION REPORT	
Report of Independent Registered Public Accounting Firm	17
Exemption Report	18

HENJES, CONNER &
WILLIAMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

PO BOX 1937
801 STEVENS PORT DR
DAKOTA DUNES, SD 57049

P: (605) 242-3900
(800) 274-3931
F: (605) 242-3901

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers
Teckmeyer Financial Services, LLC
Omaha, Nebraska

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of TECKMEYER FINANCIAL SERVICES, LLC (a Nebraska limited liability company), as of December 31, 2020, and the related statements of income and changes in members' equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Teckmeyer Financial Services, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Teckmeyer Financial Services, LLC's management. Our responsibility is to express an opinion on Teckmeyer Financial Services, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Teckmeyer Financial Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental schedules on pages 13 through 16 have been subjected to audit procedures performed in conjunction with the audit of Teckmeyer Financial Services, LLC's financial statements. The supplemental information is the responsibility of Teckmeyer Financial Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Henjes, Conner & Williams, PC

Certified Public Accountants

We have served as Teckmeyer Financial Services, LLC's auditor since 2014.

Dakota Dunes, South Dakota
February 23, 2021

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	486,907
Commissions receivable	100,530
Interest receivable	2
Other receivables	4,949
Prepaid expenses	29,604
Total current assets	621,992
FURNITURE AND EQUIPMENT	
Furniture and fixtures	56,716
Office equipment	24,201
Computer equipment	65,473
	146,390
Less accumulated depreciation	(129,080)
Net furniture and equipment	17,310
OTHER ASSETS	
Deposit with clearing organization	25,000
TOTAL ASSETS	664,302

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	9,206
Salaries and commissions accrued	56,025
Payroll taxes accrued	4,301
Property taxes payable	249
Profit sharing accrued	15,000
Total current liabilities	84,781
MEMBERS' EQUITY	579,521
TOTAL LIABILITIES AND MEMBERS' EQUITY	664,302

See accompanying notes to financial statements.

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF INCOME AND CHANGES IN MEMBERS' EQUITY
YEAR ENDING DECEMBER 31, 2020

REVENUES	
Commissions	44,079
Mutual fund fees	1,264,892
Asset management fees	723,832
Other revenue	46,247
Total revenues	2,079,050
EXPENSES	
Advertising	9,053
Auto expense	2,316
Commissions	937,119
Computer	24,544
Contract labor	3,027
Correspondent fees	36,418
Depreciation	4,788
Donations	3,175
Dues and subscriptions	2,042
Entertainment and travel	2,321
Insurance	90,634
Miscellaneous	10,971
Postage and printing	6,547
Professional fees	18,865
Promotions	2,787
Regulatory fees	19,821
Rent	53,592
Repairs and maintenance	10,075
Retirement plan	43,811
Salaries	368,064
Supplies	6,450
Taxes	55,416
Telephone	12,359
Total expenses	1,724,195
INCOME FROM OPERATIONS	354,855
OTHER INCOME	
Interest income	1,142
NET INCOME	355,997

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF INCOME AND CHANGES IN MEMBERS' EQUITY
YEAR ENDING DECEMBER 31, 2020

MEMBERS' EQUITY, beginning	442,024
Net income	355,997
Distributions	(218,500)
MEMBERS' EQUITY, ending	579,521

See accompanying notes to financial statements.

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF CASH FLOWS
YEAR ENDING DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES	
Commissions and fees received	2,006,499
Other income received	46,247
Interest received	1,174
Cash provided by operating activities	2,053,920
Cash paid for salaries and commissions	1,296,090
Cash paid for operating expenses	434,237
Cash disbursed for operating activities	1,730,327
Net cash provided by operating activities	323,593
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of furniture and equipment	(2,361)
Net cash used in investing activities	(2,361)
CASH FLOWS FROM FINANCING ACTIVITIES	
Members' distributions	(218,500)
Net cash used in financing activities	(218,500)
NET INCREASE IN CASH AND CASH EQUIVALENTS	102,732
CASH AND CASH EQUIVALENTS, beginning of year	384,174
CASH AND CASH EQUIVALENTS, end of year	486,906

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF CASH FLOWS
YEAR ENDING DECEMBER 31, 2020

Reconciliation of Net Income to Net Cash Provided by Operating Activities	
Net income	355,997
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	4,787
(Increase) decrease in:	
Commissions receivable	(26,304)
Interest receivable	32
Other receivables	(4,949)
Prepaid expenses	1,169
Increase (decrease) in:	
Accounts payable	571
Salaries and commissions accrued	9,093
Payroll taxes accrued	(2,052)
Property taxes payable	249
Profit sharing accrued	(15,000)
Total adjustments	(32,404)
Net cash provided by operating activities	323,593

See accompanying notes to financial statements.

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
YEAR ENDING DECEMBER 31, 2020

SUBORDINATED LIABILITIES, DECEMBER 31, 2019	- 0 -
Increases	- 0 -
Decreases	- 0 -
SUBORDINATED LIABILITIES, December 31, 2020	- 0 -

See accompanying notes to financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Teckmeyer Financial Services, L.L.C. (the Company) is registered as a broker dealer under the Securities Exchange Act of 1934.

The Company is a brokerage firm located in Omaha, Nebraska, whose principal business activity is the trading of securities and mutual funds on behalf of clients. The Company's revenues are derived primarily from commission revenues from the trading of these securities and mutual funds. It is regulated by the Securities Exchange Commission and is under the jurisdiction of FINRA (Financial Industry Regulatory Authority). FINRA is the largest independent regulator of securities firms doing business in the United States.

Organization

Teckmeyer Financial Services, L.L.C., is organized as a limited liability company in the state of Nebraska. The period of duration or life of the Company is 30 years ending May 1, 2025.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less (temporary investments) to be cash equivalents.

Revenue Recognition

The Company earns revenue from third party clients for providing services as a distributor of mutual funds and other investment products. Commission revenue includes revenue earned on mutual fund sales that are recognized on a trade-date basis and trailer fee revenue that is recognized on an accrual basis as these fees are earned.

The Company also earns revenue from asset management fees. Asset management fees are received quarterly, but are recognized on an accrual basis as these fees are earned.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Commissions Receivable

Commissions receivable have been adjusted for all known uncollectible accounts. No allowance for bad debts is considered necessary at year end.

Furniture and Equipment

Furniture and equipment are stated at cost. Major expenditures for property and those which substantially increase useful lives are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income.

Depreciation

The Company provides for depreciation of furniture and equipment using annual rates which are sufficient to amortize the cost of depreciable assets using the straight-line method over their estimated useful lives, which range from 3 to 10 years.

Income Taxes

The Company has elected, with the consent of the members, to be treated as an S corporation under the Internal Revenue Code for income tax purposes. Therefore, the income and expenses of the Company are reported on the individual member's personal income tax returns. Accordingly, the financial statements do not include any provision for income taxes.

The Company has adopted the provisions of FASB-ASC 740-10, *Accounting for Uncertain Tax Positions*. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings. Management does not expect the interpretation will have a material impact (if any) on its results from operations or financial position.

Advertising

Advertising costs are expensed as incurred. Advertising expense was $9,053 for the year ended December 31, 2020.

Compensated Absences

Full-time, year-round employees are entitled to paid vacation depending on the length of service and other factors. Accrued vacation pay at December 31, 2020, was deemed immaterial and not accrued.

NOTE 2. LEASES

The Company conducts its operations with office space under an operating lease agreement which is currently on a month-to-month basis, and the current monthly rent amount is $4,466. The total rent expense for the above agreement for the year ended December 31, 2020, was $53,592.

NOTE 3. RETIREMENT PLAN

The Company maintains a 401(k) salary reduction plan for all eligible employees. Employees are eligible to participate in the plan upon completion of one year of service. Employer contributions are made based on a percentage of the participants' wages. The Company's expense was $28,811 for the year ended December 31, 2020.

The Company also maintains a profit sharing plan for all eligible employees with a minimum of one year of service. Employer contributions are determined by an annual resolution of the members based on eligible compensation. The Company's expense was $15,000 for the year ended December 31, 2020.

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that members' equity may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2020, the Company had net capital of $476,135, which was $426,135 in excess of its required net capital. The Company's net capital ratio of aggregate indebtedness to net capital was .17806 to 1 as of December 31, 2020.

NOTE 5. CONCENTRATION OF CREDIT RISK

The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the balances in the Company's accounts may exceed this limit.

The Company is a member of Securities Investor Protection Corporation (SIPC), a nonprofit organization that assists investors when a brokerage firm closes due to bankruptcy or other financial difficulties. SIPC works to return customers' cash, stock and other securities, and other customer property that may be missing from their account. It does not cover individuals who sold worthless stocks and other securities but rather helps customers when stocks and other securities are stolen or put at risk when a brokerage fails for other reasons. Securities in accounts transacted by the Company are protected in accordance with SIPC rules up to $500,000, including $250,000 cash.

NOTE 5. CONCENTRATION OF CREDIT RISK (Continued)

The Company is engaged in various brokerage activities in which counterparties primarily include broker dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 6. SUBSEQUENT EVENT

In preparing the financial statements, the Company evaluated events and transactions for potential recognition or disclosure through February 23, 2021, the date the financial statements were issued.

SUPPLEMENTARY INFORMATION

SCHEDULE I

TECKMEYER FINANCIAL SERVICES, L.L.C.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND
NET CAPITAL IN ACCORDANCE WITH RULE 15C3-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2020

AGGREGATE INDEBTEDNESS		
Total liabilities		84,781
NET CAPITAL		
Total members' equity		579,521
Less nonallowable assets and deductions:		
Other receivables	48,654	
Prepaid expenses	29,604	
Furniture and equipment, net	17,310	
		95,568
Net capital before haircuts on securities positions		483,953
Haircuts on securities		7,818
Total net capital		476,135
COMPUTATION OF BASIC CAPITAL REQUIREMENT		
Minimum net capital required (greater of $50,000 or 6 ⅔% of aggregate indebtedness)		50,000
Net capital exceeding requirements		426,135
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		17.81%

SCHEDULE II

TECKMEYER FINANCIAL SERVICES, L.L.C.
RECONCILIATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS PER AUDIT REPORT TO CLIENT'S FOCUS REPORT
AS OF DECEMBER 31, 2020

Aggregate indebtedness per audit report	84,781
Aggregate indebtedness per FOCUS report	- 0 -
Difference	84,781
Net capital per audit	476,135
Net capital per FOCUS report	476,135
Difference	- 0 -

SCHEDULE III

TECKMEYER FINANCIAL SERVICES, L.L.C.
COMPUTATION OF THE RESERVE REQUIREMENTS
DECEMBER 31, 2020

Teckmeyer Financial Services, L.L.C., is exempt from Rule 15c3-3 under its following rule section:

(k)(2)(ii) - All customer transactions cleared through another broker dealer on a fully disclosed basis.

SCHEDULE IV

TECKMEYER FINANCIAL SERVICES, L.L.C.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
DECEMBER 31, 2020

Teckmeyer Financial Services, L.L.C., is exempt from Rule 15c3-3 under its following rule section:

(k)(2)(ii) - All customer transactions cleared through another broker dealer on a fully disclosed basis.

HENJES, CONNER &
WILLIAMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

PO BOX 1937
801 STEVENS PORT DR
DAKOTA DUNES, SD 57049

P: (605) 242-3900
(800) 274-3931
F: (605) 242-3901

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers
of Teckmeyer Financial Services, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which Teckmeyer Financial Services, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Teckmeyer Financial Services, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) "All customer transactions cleared through another broker-dealer on a fully disclosed basis" (the "exemption provisions") and (2) Teckmeyer Financial Services, LLC stated that Teckmeyer Financial Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Teckmeyer Financial Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Teckmeyer Financial Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Henjes Conner & Williams, PC
Certified Public Accountants

Dakota Dunes, South Dakota
February 23, 2021

TECKMEYER FINANCIAL SERVICES L.L.C.
INVESTMENTS BASED ON PRINCIPLE

Teckmeyer Financial Services' Exemption Report

Teckmeyer Financial Services (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii); Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Teckmeyer Financial Services

I, Thomas Teckmeyer, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Thomas N. Teckmeyer

Thomas N. Teckmeyer
President